UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-13742

ICL GROUP LTD.

(Exact name of registrant as specified in its charter)

ICL Group Ltd.

Landmark Tower

2 Leonardo Da Vinci Street

Tel Aviv 6473309

Israel

(972) 03-6844459

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

 ICL GROUP LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of ICL Group Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of ICL Group Ltd. filed with the Israel Securities Authority and dated September 19, 2025 (Filing Number: 2025-02-070730) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ICL GROUP LTD.

1.	ICL Announces Closing of Tax Assessments

Item 1

ICL Announces Closing of Tax Assessments

Further to Note 15 to the Company’s Annual Financial Statements for the year 2025, and Note 7 of the Company's Financial Statements for the third quarter of 2026, the Company hereby reports, that it has reached an agreement with the Israeli Tax Authority ("ITA"), which constitutes complete and final waiver of all of the ITA's claims regarding income tax liabilities by the Company and its material subsidiaries in Israel (ICL Dead Sea, ICL Rotem, ICL Bromine, Bromine Compounds and Magnesium), for the tax years 2020-2024, as well as tax liabilities under the Natural Resources Law for the years 2021-2024 for potash and bromine and for the years 2016-2024 for phosphate (the “Tax Agreement”). Pursuant to the Tax Agreement, ICL will pay approximately $225 million, plus linkage differences and interest, of which approximately $60 million relates to timing differences between tax periods and will be credited against future tax payments.

The Company has recorded sufficient provisions in its financial statements, and accordingly the Tax Agreement has no material impact on the Company’s Statements of Income.

Name of the authorized signatory on the report and name of authorized electronic reporter:

Aya Landman, Adv.

Position: VP, Chief Compliance Officer and Corporate Secretary

Signature Date: November 10, 2026

Investor and Press Contact - Israel Adi Bajayo VP, ICL Spokesperson and Israel IR Manager +972-52-4454789 Adi.Bajayo@icl-group.com	Investor and Press Contact - Global Peggy Reilly Tharp VP, ICL Global Investor Relations +1-314-983-7665 Peggy.ReillyTharp@icl-group.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Asaf Alperovitz
	Name:	Asaf Alperovitz
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Chief Compliance Officer & Corporate Secretary

Date: November 10, 2026